

February 18, 2011

Carl Spana, Ph.D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, New Jersey 08512

> **Re:** **Palatin Technologies, Inc.**
> **Form 10-K**
> **Filed September 27, 2010**
> **File No. 001-15543**

Dear Mr. Spana:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed September 27, 2010

Melanocortin Receptor-Specific Programs, page 3

1. Please provide proposed disclosure to be included in future filings regarding your collaboration and license agreement with AstraZeneca describing the duration of the agreement, termination provisions and the range of royalties you will be entitled to receive. An acceptable range of royalties is one of the following: "single-digits," "teens," "twenties," etc.

Patents and Proprietary Information, page 9

2. We note that you own issued United States and foreign patents and patent applications pending in the United States and other countries relating to various formulas. Please provide proposed disclosure for future filings specifying the number of patents and patent applications that you have associated with the respective product groups, the specific foreign jurisdictions in which your patents were granted or, in the case of patents pending, submitted. Please include in your discussion the patent applications that are licensed to AstraZeneca.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director